Exhibit 4.12

SUNRUN INC.

AMENDMENT NO. 1 TO WARRANT TO PURCHASE SHARES OF COMMON STOCK

This Amendment No. 1 to Warrant to Purchase Shares of Common Stock (this “Amendment”) is entered into as of November 7, 2018, by and between Sunrun Inc., a Delaware corporation (the “Company”), and Comcast Corporation, a Pennsylvania corporation (“Comcast”), and amends that certain Warrant to Purchase Shares of Common Stock, dated as of August 23, 2017, issued by the Company to Comcast (the “Warrant”). Capitalized terms used in this Amendment and not otherwise defined herein shall have the respective meanings assigned to such terms in the Warrant.
RECITALS
WHEREAS, the Company and Comcast wish to amend the Warrant to update the vesting schedule contained therein as set forth herein;
WHEREAS, pursuant to Section 13(b) of the Warrant, any term of the Warrant may be amended by a written instrument referencing the Warrant and signed by the Company and the Majority Holders; and
WHEREAS, Comcast constitutes the Majority Holders.
AGREEMENT
NOW, THEREFORE, in consideration of the mutual agreements, covenants, promises and representations set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, and intending to be legally bound hereby, the Company and Comcast agree as follows:
1.Amendment to Sections 4(a) and (b) of the Warrant. Section 4(a) and Section 4(b) of the Warrant are hereby amended and restated to read in their entirety as follows:
“(a)    If both of the conditions set forth in Sections 4(a)(i) and 4(a)(ii) have been satisfied (each, an “Initial Vesting Condition” and, collectively, the “Initial Vesting Conditions”), then the Warrant shall vest and become exercisable with respect to (x) if the condition set forth in sub-clause (ii)(A) below is met, 1,179,336 Shares (minus any Shares with respect to which the Warrant shall previously have vested and become exercisable pursuant to Section 4(c), if any) and (y) if the condition set forth in sub-clause (ii)(A) below is not met but the condition set forth in sub-clause (ii)(B) is met, 1,572,447 Shares (minus any Shares with respect to which the Warrant shall previously have vested and become exercisable pursuant to Section 4(c), if any):
(i)Contractor and/or its Affiliates make at least twenty-five million dollars ($25,000,000) of aggregate Marketing and Sales Spending, with (A) at least fifteen million dollars ($15,000,000) of such Marketing and Sales Spending being made during the period commencing on (and including) January 1, 2019 and ending on (and including) September 30, 2019 (such period, the “Applicable Period”) and (B) at least nine million dollars ($9,000,000) of such Marketing and Sales Spending during the Applicable

Period being made in “Tier 1” and/or “Tier 2” geographies (as described in Section 5.1 of the Origination Agreement); and
(ii)    (A) at least 6,000 Installed Systems are achieved under the Origination Agreement on or before September 30, 2019 or (B) at least 8,000 Installed Systems are achieved under the Origination Agreement on or before December 31, 2019.

For the avoidance of doubt, the number of Shares that may vest and become exercisable pursuant to this Section 4(a) may not be negative.
(b)    After the Initial Vesting Conditions have been satisfied, subject to Section 4(d) (if applicable), the Warrant shall vest and become exercisable with respect to 982,780 additional Shares for each additional 5,000 Installed Systems (above the applicable number in Section 4(a)(ii)) achieved under the Origination Agreement, until all Shares are vested and exercisable (each such additional milestone within the meaning of this Section 4(b), an “Additional Milestone”); provided, however, that (i) if the condition in Section 4(a)(ii)(A) was met, then the final Additional Milestone shall be for an additional 4,000 Installed Systems, which shall result in 786,219 additional Shares vesting and becoming exercisable upon achievement of such final Additional Milestone, upon which all Shares under this Warrant shall have become vested and exercisable, and (ii) if the condition in Section 4(a)(ii)(B) was met, then the final Additional Milestone shall be for an additional 2,000 Installed Systems, which shall result in 393,108 additional Shares vesting and becoming exercisable upon achievement of such final Additional Milestone, upon which all Shares under this Warrant shall have become vested and exercisable.”

2.    Amendment to Section 4(c) of the Warrant. The first sentence of Section 4(c) of the Warrant is hereby amended by (a) deleting the words “(x) the Contractor and/or its Affiliates have made at least five million ($5,000,000) of aggregate Marketing and Sales Spending and (y)” and (b) replacing the reference to “this sub-clause (y)” in the first parenthetical in the first sentence of Section 4(c) of the Warrant with a reference to “this sub-clause (ii)”.

3.    Amendment to Section 4(d) of the Warrant. Section 4(d) of the Warrant is hereby amended and restated to read in its entirety as follows:
“(d)    After the consummation of a Fundamental Change (but not after a Company Termination Event), the Warrant (as adjusted pursuant to Section 8, if applicable) shall continue to vest and become exercisable in accordance with Sections 4(a) and 4(b), as applicable; provided, however, that if, prior to the time the Warrant would otherwise vest and become exercisable with respect to any Shares pursuant to any specific Additional Milestone, a portion of the Warrant has vested and become exercisable pursuant to Section 4(c) and, at the time of such vesting, the Initial Vesting Condition pursuant to Section 4(a)(ii) was satisfied, then the next vesting pursuant to Section 4(b) shall occur if and when each of the Initial Vesting Conditions is satisfied and the next Additional Milestone above the number of Installed Systems at the time of the consummation of the Fundamental Change is met; provided, further, that, in such case, the Warrant will vest and become exercisable with respect to a pro rata portion of the Shares with respect to which the Warrant would otherwise have vested and become exercisable pursuant to the relevant Additional Milestone at such time based on the number of Shares in the relevant vesting tranche with respect to which the Warrant did not vest and become exercisable at the time of the consummation of the Fundamental Change. For the avoidance of doubt, in no event shall the Shares with respect to which the Warrant shall vest and become exercisable pursuant to this Section 4(d) include any Shares with respect to which the Warrant has previously vested and become exercisable pursuant to Sections 4(a) and/or (b), if any (i.e., there will be no double counting). For example, if a Fundamental Change is consummated on October 31, 2019 and, at such time, 9,000 Installed Systems were achieved under the Origination Agreement and, thereafter, 11,000 Installed Systems are achieved under the Origination Agreement (and the Contractor and/or its Affiliates have satisfied the Initial Vesting Condition pursuant to Section 4(a)(i) at such time), then the Warrant will vest and become exercisable with respect to an additional 393,112 Shares at such time.”

4.    Amendment to Section 9 of the Warrant. Section 9 of the Warrant is hereby amended and restated to read in its entirety as follows:
“9.    Expiration of the Warrant. This Warrant shall expire and shall no longer be exercisable as of 5:00 p.m., Pacific time, on the date that is one year after the earlier to occur of: (a) the end of the Milestone Period, and (b) the termination of the Origination Agreement (such date, the “Expiration Date”). Notwithstanding the foregoing, this Warrant shall expire and no longer be exercisable as of 5:00 p.m., Pacific time, on December 31, 2019 if the Initial Vesting Conditions set forth in Section 4(a) have not been met by such time.”

5.    Entire Agreement. This Amendment constitutes the full and entire agreement between the parties with regard to the subject matter hereof and may not be further amended or modified except in accordance with the provisions of Section 13(b) of the Warrant.

6.    Amendment Limited. Except as set forth in this Amendment, all of the terms and conditions of the Warrant shall continue in full force and effect.

7.    Governing Law; Jurisdiction; Venue. This Amendment and all actions arising out of or in connection with this Amendment shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law provisions of the State of Delaware, or of any other state, that would apply the laws of any other jurisdiction. Each of the Holder and the Company irrevocably consents to the exclusive jurisdiction and venue of any court within the County of San Francisco, State of California, in connection with any matter based upon or arising out of this Amendment or the matters contemplated herein, and agrees that process may be served upon them in any manner authorized by the laws of the State of California for such persons.

8.    Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be enforceable against the parties actually executing such counterparts, and all of which together shall constitute one instrument.

9.    Further Assurances. Upon the terms and subject to the conditions set forth in this Amendment, the Company and Comcast agree to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Amendment, including the execution or delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Amendment.

(signature pages follow)

The parties are signing this Amendment No. 1 to Warrant to Purchase Shares of Common Stock as of the date stated in the introductory clause.

SUNRUN INC.
a Delaware corporation

By:	/s/ Lynn Jurich
Name:	Lynn Jurich
Title:	Chief Executive Officer

(Signature Page to Sunrun Inc. Amendment No. 1 to Warrant to Purchase Shares of Common Stock)

The parties are signing this Amendment No. 1 to Warrant to Purchase Shares of Common Stock as of the date stated in the introductory clause.

COMCAST CORPORATION
a Pennsylvania corporation

By:	/s/ Robert Eatroff
Name:	Robert Eatroff
Title:	Executive Vice President
Global Corporate Development and Strategy

(Signature Page to Sunrun Inc. Amendment No. 1 to Warrant to Purchase Shares of Common Stock)